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                                                                     EXHIBIT 4.3


                                 AMENDMENT TO


               ACME BARREL COMPANY EMPLOYEE STOCK OWNERSHIP PLAN


     AGREEMENT made this 25th day of April, 1995 by and between ACME BARREL COMPANY, the Employer, and PHILIP A. PEARLMAN and ELLIOT S. PEARLMAN as Trustees.



                             W I T N E S S E T H:

     WHEREAS, it is desired to amend the Trust Agreement of the Employer effective May 1, 1994;

     NOW,  THEREFORE, it is agreed:

     Section 11(a)l shall be amended to read as follows:

     (1)  Employer Contributions

          Employer Contributions will be allocated as of each Anniversary Date among the Accounts of Participants in the Plan who are employed on the last day of the Plan year, or Employees whose employment terminated during the year because of death, Disability or Retirement in the following manner:

          a. The Covered Compensation for the Highly Compensated Participants eligible to share in an allocation shall be divided by the Covered Compensation of all Participants eligible to share in a contributions.

          b. If the resulting fraction is less than one-third (1/3), Employer Contributions shall be allocated in the proportion that each Participant's Covered Compensation bears to the total Covered Compensation of all such Participants for that year.

          c. If the resulting fraction is more than one-third (1/3), the amount to be allocated shall be divided by three (3).

          d.   The resulting amount shall be allocated in the
               proportion that each Highly Compensated
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               Participant's Covered Compensation bears to the total Covered
               Compensation of all Highly Compensated Participants for that year.

          e. The remaining Employer Contribution shall be allocated in the proportion that each not Highly Compensated Participant's Covered Compensation bears to the total Covered Compensation of all not Highly Compensated Participants for that year.

          Shares of Employer Securities released from the Suspense Account (as provided in Section 7(b)) by reason of the payment of interest and principal on a Securities Acquisition Loan shall be allocated as of each Anniversary Date among the Accounts of Participants in the Plan who are employed on the last day of the Plan Year, or Employees whose employment terminated during the year because of death, Disability or Retirement, in the proportion that each such Participant's Covered Compensation bears to the total Covered Compensation of all such Participants for that year. For purposes of this paragraph, a person who is an inactive Participant for a Plan year, or whose employment terminates during a Plan Year for reasons other than death, Disability or Retirement, shall not be considered a Participant in the Plan on the last day of that Plan Year.
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IN WITNESS WHEREOF, the parties have hereunto set their hands the day and year hereinabove set forth.

                                   ACME BARREL COMPANY

                                   BY: /s/ ELLIOT S. PEARLMAN
                                       -------------------------------
                                       Elliot S. Pearlman, President



                                   BY: /s/ RONALD C. MEYER
                                       -------------------------------
                                       Ronald C. Meyer, Secretary